Mail Stop 3-09

									October 7, 2004


Tony Milici, MD, Ph.D
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, CO  80033

Re:	GeneThera, Inc.
	Registration Statement on Form SB-2
	File No. 333-118937

Dear Dr. Milici:

	We have reviewed your filing only from a legal perspective and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. In your next amendment, please update the disclosure, including updated financial information, and in your Risk Factor section, as of a recent date practicable.
2. Please provide updated interim financial information in accordance with Item 310(g) of Regulation S-B.

Registration Statement Cover Page
3. Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

Prospectus Cover Page
4. Please revise the third line where you disclose the number of shares of common stock to say "up to 4,249,236 shares of common stock."
5. Please provide the information requested by Item 501 (a)(9)(iv) of Regulation S-B.
6. Please revise the cover page to delete the last sentence of the first paragraph and the three bullet paragraphs that follow. This information is not required by Item 501. Consideration should be given to relocating this information to the selling security holder section.

Prospectus summary, page 1
7. Please expand the discussion to briefly identify your second subsidiary and the nature of its business.
8. Please reconcile the reference to GeneThera (Colorado) as a subsidiary with the discussion in the last sentence on page 23 under "Certain Relationships and Related Transactions" which suggests the acquisition has not yet been completed.
9. Please file the InvestLinc Securities and NVO Solutions agreements as exhibits.

Risk Factors, page 3
10. We note your disclosure in the Recent Development sections that you are in default on notes payable in the amount of $44,517, including accrued interest. Please add a separate risk factor disclosing the risk and consequences of such default. In your discussion, please disclose the holders of such notes payable, and if you expect such parties to commence legal action. In the alternative, advise us as to why you do not believe a risk factor is necessary.
11. Given that insiders of the Company own approximately 64 % of the equity stock of GeneThera, please add a risk factor that discusses the risk and potential consequences to your market price of future sales of by these individuals. In your discussion, please include the number of your presently outstanding shares, the number that is freely tradable and the number that is subject to Rule 144.
12. Given the fluctuations in price that your shares have experienced in the last two years, please consider adding a quantified risk factor so that investors can appreciate the risk stemming from the volatility of your common stock. If you decide to add a risk factor discussing the volatility of your stock, please disclose the price range of your common stock during the most recent two fiscal years and interim period. Note that it is not necessary to replicate the table included on page 23 of your document under the subheading "Market for Common Equity and Related Stockholder Matters." Instead, you may disclose the high and low price during this period. In addition, please explain if any one particular factor has resulted or is anticipated in causing volatility in your stock price, if any.
13. Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.
14. Many of your subheadings currently either merely state a fact about your business, such as " We do not have a sales, marketing, or distribution capabilities and no experience in those areas," and "Many of our competitors and potential competitors have resources superior to ours," or describe an event that may occur in the future, such as "Our technology may conflict with patents held by others." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

"We are not currently profitable and may never become profitable," page 3
15. Please revise your heading and accompanying discussion to include disclosure concerning the "going concern" opinion set forth in your accountants` consent.

We will continue to have significant capital needs and may not be able to obtain sufficient funding," page 3
16. Please revise the subheading to include the risk in the event additional funding is not obtained.
17. Please expand the discussion to indicate the additional funding required and when these funds are needed. In this regard, we note the discussion under "Liquidity and capital resources" on page 10.

"We may not obtain the necessary regulatory approvals to
commercialize . . . .," page 3
18. Please briefly describe whether you have any applications before the USDA or other approvals for your key products, the stage of the approvals of your products in process, and the amount you have spent on research and development. You should provide more detailed disclosure in the "Business" section of your document.
"Many of our competitors and potential competitors have resources superior . . . .," page 4
19. Please consider discussing your competitive position vis-.-vis other companies that are in your specific industry. If available, please identify your primary competitors.

"We are highly dependent on the services of our key personnel for our potential . . . .," page 6
20. Please identify the key personnel with whom you maintain employment agreements. We note your description of two employment agreements in your document.

"Current litigation involving the company," page 6
21. Please revise the subheading of this risk factor to clearly identify the risk and potential consequences. At present, this risk factor heading does not appear to adequately describe the risk to investors. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Please revise your subheading to clearly identify a risk.

"You may experience dilution in your ownership of shares of our common stock . . . .," page 7
22. Please disclose the dilution shareholders would experience if shares of your common stock were sold at a price as of a recent date. Please provide similar disclosure in the section of your document entitled "Dilution" on page 8.
23. Please expand the discussion to clarify how you determined the calculations used in the second paragraph. If the risk is to potential purchasers of the shares that are the subject of the current registration statement, at what price are the shares to be sold to potential purchasers?
24. Please revise the discussion in the prospectus where appropriate to discuss in greater detail the agreement with InvestLinc.

"We have never paid dividends on our common stock, and we do not anticipate . . . .," page 7
25. Revise this risk factor to express the risk to investors, for example, that investors will only see a return on their investment if the value of the shares appreciates.

Management`s Discussion and Analysis or Plan of Operation, page 9

Overview, page 9
26. Please address the topics required by Item 303 of Regulation S-B, including expected significant infrastructure changes during this period (e.g. increase/decrease in number of employees and plant start up) and a discussion of off-balance sheet arrangements that are reasonably likely to have a current or future effect on the Company`s financial condition, revenues, results of operations, liquidity, capital expenditures that is material to investors or state that none exist.
27. Please expand the discussion in the prospectus to address the specifics of your business plan referred to on page 10.
28. Please include a table of contractual obligations.

Three-month period ending June 30, 2004 Compared to Three-month period Ending June 30, 2003, page 9
29. We note your disclosure that you experienced a decline in gross profits from the same period last year "due to the research and development state the company is in at the present time." Please expand your description to specifically disclose what state the company is at present. For example, have you halted testing of certain proposed products or services? How was the state of your company different in this period as compared to the same period last year.
30. In addition, please clarify the product and/or services for which you received revenue in the 2003 period.
31. Please explain the reasons for the decrease in personnel
(salaries) expenses.

Liquidity and Capital Resources, page 10
32. We note your have filed several agreements related to equity line credit agreements in your registration statement. Please describe the material terms of such agreements in this section.

Convertible Notes, page 10
33. Please identify the investors to whom you issued convertible promissory notes.
34. Please disclose the expiration date for each of the notes. In addition, indicate if you are currently in default on any of these notes. In this regard, we note your disclosure in the Recent Development sections that you are currently in default on a notes payable.
35. Please explain the discrepancies in the conversions that have occurred. For example, the May 16, 2003 note in the principle amount of $60,000 was convertible at a rate of $0.25 per share and was converted into 240,000 shares of common stock. However, the notes issued between May 17, 2003 and September 19, 2003 in the principle amount of $215,000 were convertible into common stock at a rate of $0.50 per share and the notes were converted into 436,926 shares, a number that exceeds the conversion ratio. Please advise or revise.
36. Please expand the discussion to clarify whether the consideration received in each note sale equaled the principal amount of the note issued. In this regard, we note the reference to the January 12, 2003 note sale in the principal amount of $120,000 and the fact only $36,900 was raised. In addition, we note the conversion ratio was $0.50 per share, yet the note was converted into 80,000 shares. Please advise or revise.

R&D Services, page 12
37. Please explain what the "Molecular Biology Potential Agreement Structure" is. In addition, please briefly describe what each of the stages you list entail.
38. Please provide supplemental support for the statement that your senior scientists have more than 100 years of research and development experience. In addition, please provide the information requested by Item 401(b) of Regulation SB.

Business model - page 13
39. Please expand the discussion to explain the absence of any revenues in 2004. If the products and services referred to in this section were available in 2003 and revenues were derived from such products and services, why were there no similar revenues in 2004?

Integrated Technology Platform (ITP), page 14
40. Please expand the discussions to identify the vaccines you have developed using the platform and the amount of time required to develop each of these vaccines. We may have additional comment.

GEA(tm) System, page 14
41. Please expand the discussion to clarify whether the GEA system is intended solely for your use or for sale to other laboratories. If the system can be sold to other laboratories, please indicate the number of units you have sold to date, indicating when such sales began.
42. Please expand the discussion to provide a balanced presentation including, any disadvantages to the GEA system and any advantages to other systems or methods available to test for veterinary diseases or food contamination. In this regard, we note your discussion concerning the methods use by "most labs" which phrase suggests alternatives are available.
43. Please expand the discussion to indicate when the GEA system was developed and the extent of its utilization to date.

Field Collection System, page 15
44. Please expand the discussion to indicate when the system was developed, when sales began, and the extent of sales to date. In this regard, we note your intent to begin a marketing campaign to achieve higher volume sales.
Business, page 16
45. Please note that Item 101 of Regulation S-B requires the description of a small business issuer`s business during the last three years. Please revise your Business section to comply with this requirement.
46. Please provide disclosure of the background of the reverse acquisition by and between you and Hand Brand Distribution as well as the reverse acquisition of GeneThera. For example, discuss:

* the steps that led to the acquisition;
* the reasons of the acquisition;
* whether the negotiations were conducted on an "arms-length" basis;
and
* the assets and liabilities you acquired as a result of the acquisition.
47. For each product/service that is still in development, please disclose the status of any regulatory review or clinical trials; the estimated amounts required to complete development, testing and regulatory approval process; and when you anticipate commencement of the marketing efforts.

Competition, page 17
48. Please expand the discussion to include the development of emerging technologies or products that may compete with you and the current stage of development of these technologies or products.

Employees, page 19
49. Please disclose the status of your employee relations.

Properties, page 19
50. Please file your lease agreement as an exhibit.

Legal Matters, page 19
51. Please expand the discussion concerning each proceeding and counterclaim to include a description of the facts underlying the proceeding. For example, what is the specific nature of the fraud, breach of contract, and violation of state consumer protection law alleged in the counterclaim described in the first paragraph.

Directors and Executive Officers, page 19
52. Please disclose when you held your last annual meeting, and when you plan to hold your next annual meeting.
53. Please note that Item 401(a)(4) of Regulation S-B requires a brief description of the business experience of your officers and directors during each of the last five years. Many of your officer/director disclosure do not include the applicable dates. Please revise the discussion to provide the applicable dates that the officers/directors held their various positions.
54. Please also disclose the composition of your director committees.

Compensation of Directors and Executive Compensation, page 21

Employment Agreements, page 21
55. Your description of the employment agreements is too limited.
Please revise your disclosure to include the following to the extent applicable:

* Do the employment agreements have renewable terms beyond the initial periods?
* Are the annual salaries of each of executive officers determined annually by the board?
* Briefly describe any restrictive covenants, including the non-disclosure and non-competition obligations contained in Dr. Milici`s agreement. In addition, please indicate if the employment agreement for Ms. Irizarry contains any restrictive covenants.
56. Other than with respect to Dr. Milici, please indicate if any of your directors received compensation for their services to the Company.

Summary Compensation Table, page 21
57. You indicate in footnote 1 that Dr. Milici was paid $42,350 in 2002 and $0 in 2003. Similarly, in footnote 2 you state that Ms. Irizarry was only paid $19,500 for the year 2002 and $0 in 2003. The information in Summary Compensation Table appears to be inconsistent with this disclosure. For example, the table indicates Dr. Milici was paid $144,000 both in year 2002 and 2003. Please revise or advise us.
Security Ownership of Certain Beneficial Owners and Management, page
21
58. Please note, the number of shares owned by each individual or entity listed in the table should include the number of shares that the individual has the right to acquire as specified in Rule 13d-3(d)(1). Please revise to include these shares in the table and disclose the number of shares they have the right to acquire upon the issuance of the options in the footnote.

Certain Relationships and Related Transactions, page 22
59. Please provide us with annotated third party documentation supporting your statement that "[t]here are strong evidences that the P65 gene has correlation to certain types of cancer."
60. Please disclose the value of the 56,000 shares that were issued to Mr. Grubner, and the 1,545,000 shares issued to Dr. Milici. In addition, with respect to the shares issued to Mr. Grubner and NVO Solutions, please indicate when Mr. Grubner and/or his affiliate was retained to raise capital, the nature of duties performed, and the amount of capital raised as a result of his efforts.
61. Please also indicate if the terms you received in the transactions described in this section are on terms as favorable as could have been obtained from unaffiliated third parties.

Selling Shareholders, page 25
62. To the extent you have not done so, for each selling shareholder that is not a natural person or publicly registered company, please revise to disclose the natural person having voting and dispositive rights.
63. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation.
64. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has not agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

Plan of Distribution, page 26
65. Please refer to your statement that the selling shareholders and any of their pledges, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Please confirm your understanding that the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if:

* the change is not material;
* the number of securities or dollar amount registered does not change; and
* the new owners` securities can be traced to those covered by this registration statement.

Please be advised that you may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

Recent Sales of Unregistered Securities, page II-1
66. Please revise this section to provide the securities you have issued or sold in the last three years that were not registered under the Securities Act. The information appears to be missing from this section. In addition, please indicate the facts that entitled you to each exemption. It is not sufficient to simply say, that the securities were issued pursuant to Section 4(2) of the Securities Act. Further, please disclose the nature and value of consideration as well as the aggregate offering price for each of the offerings you intend to describe in this section. See Item 701 of Regulation S-B.

Signature Page
67. Please note that your CFO and a majority of your directors must sign the registration statement. In addition, your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise.

Exhibits, page II-1
68. It does not appear you have provided a legal opinion and concerning the validity of the shares you are registering. Please revise your exhibit list to include this opinion as well as your counsel`s consent for inclusion of such opinion in your next amendment.

Securities Exchange of 1934 Filings
69. In all future filings required under the Securities Exchange Act of 1934, please comply with the comments set forth above as applicable.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Song P. Brandon at (202) 942-2831, John Krug, at
(202) 942-2979 or me at (202) 942-1840 with any questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
								Assistant Director


cc:	Richard W. Bryans, Jr.
	1177 Grant Street
	Suite 308
	Denver, Colorado 80203




Tony Milici, M.D., Ph.D.
GeneThera, Inc.
October 7, 2004
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